17150 S. Margay Ave., Carson CA 90746
Phone & Fax (310) 735-0085

Mr. H. Christopher Owings, Assistant Director
Mr. Scott Anderegg
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

July 12, 2010

Re:          U.S. Auto Parts Network, Inc. (USAP or Company)
Form 10-K For the Fiscal Year Ended January 2, 2010 Filed March 15, 2010
Definitive Proxy Statement on Form 14A  Filed April 6, 2010
File No. 001-33264

Dear Messrs. Owings and Anderegg:

On behalf of USAP, this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 25, 2010, with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended January 2, 2010, and (ii) the Definitive Proxy Statement on Schedule 14A filed on April 6, 2010. As I discussed with Mr. Owings of the Staff, we are working to complete these responses as thoroughly as possible and this letter is to let you that you can expect our response on Friday, July 16, 2010.

Please call me with any questions.

Very truly yours,

/s/ Theodore R. Sanders

Theodore R. Sanders
Chief Financial Officer
(Principal Financial Officer)

Cc:          Robyn Manuel
William Thompson
Brigitte Lippmann